AGA
2/7

08025287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -13675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2006 (MM/DD/YY) AND ENDING 11-30-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) M5K 1E9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER B. SCHERER 416-865-4250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — if individual, state last, first, middle name)

SUITE#3000 BOX 82, ROYAL TRUST TOWER (Address) TD CENTRE, TORONTO (City) ONTARIO (State) M5K 1G8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/11

OATH OR AFFIRMATION

I, **Peter E. Scherer** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AGF Securities, Inc. as of November 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter E. Scherer
Chief Financial Officer of AGF Securities, Inc.

Notary Public

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[X]	(c)	Statement of Income
[X]	(d)	Statement of Cash Flows
[X]	(e)	Statement of Changes in Stockholder's Equity of Partners' of Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[X]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rue 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath of Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[X]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

AGF SECURITIES, INC.

(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

NOVEMBER 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 24, 2008

AUDITORS' REPORT

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the statement of financial condition of AGF Securities, Inc. (the Company) as at November 30, 2007 and the statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 24, 2008

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5 – Broker/Dealer

To The Board of Directors of
AGF Securities, Inc.

In planning and performing our audit of the financial statements of AGF Securities, Inc. (the Company) as of and for the year ended November 30, 2007, in accordance with Canadian generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects

indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

AGF SECURITIES, INC.

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2007 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

Peter E. Scherer
Chief Financial Officer, AGF Securities, Inc.

Sworn to before me this 24th day of January 2008

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF FINANCIAL CONDITION
(stated in United States currency)
FOR THE YEAR ENDED NOVEMBER 30, 2007

Assets		
Cash	$	1,784,007
Accounts receivable		4,590
Deposit with carrying broker		25,000
Receivable from carrying broker (note 7)		100,671
Investment in AGF Securities (Canada) Limited		4,070
Investments in marketable securities, at fair value		130,080
Total assets	$	2,048,418
Liabilities:		
Accounts payable and accrued liabilities	$	4,264
Payable to carrying broker (note 7)		98,360
Income taxes payable		21,380
Deferred income taxes		19,046
Total liabilities		143,050
Shareholder's equity:		
Common stock (note 3)		25,850
Additional paid-in capital		51,700
Retained earnings		1,827,818
		1,905,368
Total liabilities and shareholder's equity	$	2,048,418

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF INCOME
(stated in United States currency)
FOR THE YEAR ENDED NOVEMBER 30, 2007

Revenues		
Interest	$	59,202
Other revenue (note 8)		35,000
Changes in fair value of investments		9,629
Total revenues		103,831
Expenses		
General and administrative expenses (note 5)		26,831
Income before provision for income taxes		77,000
Income taxes (note 9)		
Current		22,608
Deferred		9,460
		32,068
Net income for the year	$	44,932

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF CASH FLOWS
(stated in United States currency)
FOR THE YEAR ENDED NOVEMBER 30, 2007

Cash flows from operating activities		
Net income	$	44,932
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income taxes		9,460
Change in fair value of investments		(9,629)
Change in operating assets and liabilities		
Payable to carrying broker		(4,305)
Accounts receivable		(1,753)
Accounts payable and accrued liabilities		5,912
Income taxes recoverable		1,128
Income taxes payable		21,380
Net cash provided by operating activities		67,125
Net increase in cash		67,125
Cash, beginning of year		1,716,882
Cash, end of year	$	1,784,007
Supplemental disclosure of cash flow information:		
Cash paid for taxes during the year	$	100

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED
NOVEMBER 30, 2007
(stated in United States currency)

	Total Shareholder's Equity	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 1, 2006	$ 1,860,436	$ 25,850	$ 51,700	$ 1,782,886
Net income	44,932	-	-	44,932
Balance, November 30, 2007	$ 1,905,368	$ 25,850	$ 51,700	$ 1,827,818

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2007

1. Description of Business

AGF Securities Inc. (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a New York Corporation that is a wholly owned subsidiary of AGF Management Limited. Formerly an introducing broker, it is currently not active and its primary source of revenues is interest derived from cash and investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from these estimates.

Foreign Currency Translation

The accounts of the Company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end. Foreign currency gains and losses are included in the general and administrative expenses and are not material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commission revenues and expenses and related clearing fees are recorded on a trade date basis.

Investment in Affiliate

This represents an investment in an affiliated entity and is carried at cost.

Investments in marketable securities

The Company's investments in marketable securities, which consist primarily of NASD warrants and shares, are carried at fair value. Changes in fair value of investments are reflected in the statement of income.

3. Share Capital

At November 30, 2007, the share capital consisted of 125,000 authorized common stock with a par value of $1 per share of which 25,850 shares were issued and fully paid.

4. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is required to maintain minimum net capital equal to the greater of 6 2/3 of aggregate indebtedness, as defined, or $5,000, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

At November 30, 2007, the Company's net capital of $1,756,400 as calculated in accordance with the provisions of Rule 15c 3-1 exceeded required net capital of $8,267 by $1,748,133 and the ratio of aggregate indebtedness to net capital was 0.07. The Company claims exemption from the provisions of rule 15c 3-3 of the SEC as provided by paragraph k-1 of that rule because it is a limited business and neither holds customer funds nor performs custodial functions relating to customer securities.

5. **Related Party Transactions**

Salaries, audit and insurance fees totalling $24,620 were paid on behalf of the Company by AGF Management Limited, its parent company. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

6. **Fair Value of Financial Instruments**

The carrying value of cash, short term deposits, accounts receivable, marketable securities and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions.

7. **Receivable from / Payable to Carrying Broker**

The Company uses one carrying broker to clear securities transactions. The receivable from carrying broker recorded on the statement of financial condition represents amounts due to the Company on settled securities transactions. The payable to carrying broker represents sundry charges due by the Company on settled securities transactions. The Company monitors the credit worthiness of the carrying broker.

8. **Other Revenue**

Other revenue of $35,000 is a one-time, special refund from FINRA resulting from the consolidation of NASD and NYSE Member Regulation.

9. **Income Taxes**

The Company's income tax expense includes:

Corporate tax expense based on statutory rate	
Current – Federal	$22,508
Current – State	100
Deferred – Federal	9,460
Effective income tax expense	$32,068

The tax effect of the temporary difference on marketable investments gives rise to a deferred tax liability of $19,046.

Supplementary Schedule

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the Company's Toronto office and at the Washington office of the Securities and Exchange Commission.

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
of the Securities and Exchange Commission
(stated in United States currency)

		November 30, 2007
Shareholder's equity	$	1,905,368
Deductions and / or charges:		
Non-allowable assets		8,660
Deposit with carrying broker		25,000
Other deductions and/or charges		95,000
Net capital before haircuts on securities positions		1,776,708
Deduct: Haircuts on securities		20,308
Net Capital	$	1,756,400

Aggregate Indebtedness:

Total Liabilities	$124,004
Aggregate Indebtedness	$124,004
Computation of basic net capital requirements Minimum net capital required (higher of 6 2/3% of aggregate indebtedness or $5,000)	$8,267
Excess net capital	$1,748,133
Ratio: Aggregate indebtedness to net capital	0.07 to 1

Note: No material differences exist between the Net Capital computation above and the computation included in the unaudited focus report Form X-17 A-5, Part II filed as of November 30, 2007.

END